March 24, 2011

Document Security Systems, Inc.
28 East Main Street, Suite 1525
Rochester, New York 14614

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

RE:	Document Security Systems, Inc.
Registration Statement on Form S-3
Amendment Number 1
File Number 333-171940

Attn:	Evan S. Jacobson
Division of Corporation Finance

Dear Mr. Jacobson:

In response to the Staff’s letter to us dated March 22, 2011, we are enclosing herewith Amendment No. 2 to the Registration Statement on Form S-3 for Document Security Systems, Inc. (the “Company”).  We will respond to the Staff’s comments in the same order as contained in the Staff’s letter to us.

1. Comment:  General. Your Forms 8-K filed on February 24, 2011 and March 17, 2011 disclose that the terms of the unregistered offering were revised subsequent to the date of your initial filing of the resale registration statement covering the shares and shares underlying warrants issued in the unregistered offering. In your response letter, please provide us with a detailed legal analysis explaining your compliance with Sections 4(2) and 5 of the Securities Act of 1933, and supporting your apparent belief that the unregistered offering was completed prior to your initial filing of the resale registration statement. For guidance, refer to Questions 139.06 and 139.11 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Sections.

Response:  On December 31, 2010, the Company closed the unregistered sale of 756,287 shares of its common stock to a single sophisticated investor, Fletcher International, Ltd. (“Fletcher”), for a purchase price of $4,000,000. In accordance with the requirements of the December 31, 2010 purchase agreement with Fletcher, the Company was required to file a registration statement on Form S-3 by the end of January, 2011. The Company complied with that requirement of the agreement and filed the S-3.

Upon reviewing the transaction documents, the NYSE Amex raised an issue with the pricing formula utilized in the Agreement. The NYSE Amex’s concerns centered around the remote possibility that under the pricing mechanisms contained in the Fletcher Agreements and Warrants, that Fletcher could own in excess of 20% of the Company’s issued and outstanding common stock without obtaining stockholder approval, which would violate NYSE Amex rules. Under the February 18, 2011 Amended Agreement between the Company and Fletcher, and at the behest of NYSE Amex, the price of the shares purchased by Fletcher was fixed at $5.38 per share, which resulted in a slightly higher purchase price for the shares that Fletcher had already purchased on December 31, 2010 (from $4,000,000 to $4,068,825, or less than a 2% price differential), which we believe to be an immaterial amount. The price in the accompanying Warrants issued to Fletcher was also fixed at $5.38 per share. At no time after December 31, 2010 were more shares issued to Fletcher, and at no time did we offer to sell additional shares to Fletcher or any other person.

After the filing of the February 24, 2011 8-K relating to the February 18, 2011 Amended Agreement and Warrants, the NYSE raised a concern with the Change of Control provisions contained in the Amended Agreement and Warrants. The newly expressed concern centered around the remote possibility that Fletcher could own more than 20% of the stock of an acquiring entity in the event of a Change in Control, again without securing stockholder approval. In response to NYSE Amex’s concerns, the parties again amended the agreement and warrants (the “March Amendment” and “March Warrants”). In the March Amendment and March Warrants, it was agreed that the Company will not consummate any agreement with any prospective or actual Acquiring Person (as defined in the March Amendment and March Warrants) regarding a Change of Control (as defined in the March Amendment and March Warrants) unless and until the Company receives stockholder approval. The March Amendment and March Warrants also provide that the Stock Adjustment Measuring Price (as defined in the March Amendment and March Warrants) that would be triggered in the event of a Change of Control shall apply from and after the date that stockholder approval is obtained. Again, under the March Amendment and March Warrants, no additional shares were issued to Fletcher beyond those purchased by Fletcher on December 31, 2010, and at no time did we offer to sell additional shares to Fletcher or any other person.

Regarding the Company’s compliance with Sections 4(2) and 5 of the Securities Act of 1933, this offering was made to a single sophisticated investor, Fletcher, a seasoned private equity firm that was represented by counsel. The number of shares issued to Fletcher remained unchanged from the number of shares issued on December 31, 2010, that is, 756,287 shares. As of December 31, 2010, Fletcher was irrevocably bound to purchase the securities and did purchase the securities, tendering payment to the Company on that date. The immaterial change in the amount of aggregate consideration received by the Company, in the amount of $68,825, for the December 31, 2010 sale to Fletcher resulted from amended contractual terms that were essentially dictated by NYSE Amex, and not terms that were negotiated by the parties in an effort to enhance their respective positions vis-à-vis the private placement. Moreover, the purchase price for the shares sold to Fletcher will not be contingent on the market price when and if the registration statement becomes effective.

Based on the above facts and circumstances, we believe the Company has qualified for the exemption provided under Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving any public offering, and as such, the provisions of Section 5 of the Securities Act of 1933 do not apply.

2. Comment: Prospectus Cover Page.  Please expand the first paragraph to disclose that the1,555,543 shares that are offered by the selling security holder consist of 756,287 outstanding shares and 799,256 shares underlying warrants.

Response:  The first paragraph of the Prospectus Cover Page has been expanded to disclose that the 1,555,543 shares that are offered by the selling security holder consist of 756,287 outstanding shares and 799,256 shares underlying warrants, pursuant to the February amendment.

3. Comment: Selling Security Holder, page 13.  Notwithstanding the limitation on the selling security holder’s share ownership imposed by the purchase agreement, it appears that after the sale of shares in the offering, the selling security holder will still beneficially own 2.6% of the Company’s shares outstanding as of March 4, 2011. Please revise the table to include this disclosure.

Response: We have revised the table to include this disclosure.  We have added columns for the number and percentage of “Shares of Common Stock Beneficially Owned After Offering” for the 503,831 remainder shares that are not being registered with this offering.   Our calculation of the  percentage of this amount was 2.4% which includes the shares beneficially owned in the denominator similar to the calculation of percentage for the column “Shares of Common Stock Beneficially Owned Prior To Offering” as described in Footnote 2 to the table.

4.   Comment: Exhibit 5.1: The first paragraph still refers to the registration of shares of common stock  “sold by the Company from time to time.”  Please ask counsel to revise the first paragraph of his opinion to reference the current resale offering by the selling security holder.

Response: Our counsel has revised the first paragraph of his opinion to reference the current resale offering by the selling security holder.

Should you have any questions with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,

/s/ Patrick White

Chief Executive Officer